

International Holdings Ltd


06018722

SUPPL

25 September 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in securities by a Director;

2. Trading update; and

2. Audited results for the year ended 30 June 2006

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

28, 6TH STREET, WYNBERG, SANDTON, 2090, RSA, P.O. BOX 1955, BRAMLEY 2018, RSA. TEL: +27 (0)11 445-3000, FAX: +27 (0)11 445-3094/9/135

Steinhoff International Holdings Ltd, Registration No: 1998/003951/06
www.steinhoffinternational.com

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Release Date: 2006/07/03 07:00:00 AM

Steinhoff - Dealing In Securities By A Director

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176

DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Christiaan Johannes Hattingh van Niekerk
STATUS	:	Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	30 June 2006
CENTS PER SHARE	:	Purchased at 2144
NUMBER OF SECURITIES TRANSACTED	:	2 350 915 shares
TOTAL RAND VALUE OF SECURITIES	:	R 50 403 622.51
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase of shares
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION	:	Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	28 June 2006

DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Gavin Mark van der Merwe
STATUS	:	Director - Steinhoff Africa Holdings (Pty) Ltd
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	30 June 2006
CENTS PER SHARE	:	Purchased at 2144
NUMBER OF SECURITIES TRANSACTED	:	823 061 shares
TOTAL RAND VALUE OF SECURITIES	:	R 17 646 431.94
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase of shares
NATURE AND EXTENT OF DIRECTOR'S INTEREST IN THE TRANSACTION	:	Direct, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	28 June 2006

Bruno Ewald Steinhoff	Executive Chairman	in respect of	4,425,000
Markus Johannes Jooste	Chief Executive Officer	in respect of	4,425,000
Hendrik Johan Karel Ferreira	Alternate Director	in respect of	1,475,000
Stephanus Johannes Grobler	Alternate Director and	in respect of	1,475,000

	Company Secretary		
Fredrik Johannes Nel	Finance Director	in respect of	1,475,745
Daniel Maree van der Merwe	Executive Director	in respect of	2,285,750
Johannes Henoch Neethling van der Merwe	Chief Financial Officer	in respect of	2,141,250

Clearance had been granted in respect of the abovementioned transaction on 29 June 2006.
SPONSOR: PSG Capital Limited
30 June 2006
Date: 03/07/2006 07:00:14 AM Produced by the JSE SENS Department

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Release Date: 2006/08/31 05:32:00 PM

Steinhoff - Trading Update

Steinhoff International Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
Steinhoff Investment Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration no. 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff)
Preference share code: "SHFF"
ISIN: ZAE000068367
(collectively "the Group")
Trading Update
In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware, with a reasonable degree of certainty that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.
Accordingly, the Group hereby advises that, for the financial year ended 30 June 2006, it expects earnings per share to be 20% to 25% above and headline earnings per share to be 22% to 27% above those reported for the previous financial year ended 30 June 2005.
The information in this trading statement has not been reviewed nor reported on by the Group's auditors.
The financial results for the year ended 30 June 2006 are expected to be released on or about 11 September 2006.
Wynberg, Sandton
31 August 2006
Sponsor - PSG Capital Limited
Date: 31/08/2006 05:32:27 PM Produced by the JSE SENS Department

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Release Date: 2006/09/11 04:50:00 PM

Steinhoff - Audited Results For The Year Ended 30 June 2006 and

distribution declaration
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number: 1998/003951/06)
("Steinhoff")
Share Code: SHF
ISN Code: ZAE000016176
AUDITED RESULTS FOR THE YEAR ENDED 30 JUNE 2006
COMPLEMENTARY GEOGRAPHICAL STRATEGY RELATING TO VERTICAL
INTEGRATION UNDERPIN FUTURE PROSPECTS
HIGHLIGHTS
- Group revenues increased 70% in rand and 72% in euro
- Headline earnings per ordinary share increased 25% in rand and 27% in euro
- R3,3 billion cash generated from operations
- Free cash flow per share is 237 cents (2005: 95 cents)
- Distribution to shareholders increased 25% to 37,5 cents per share
- Substantial retail investments and continued alliances underpin growth

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 30 June 2006

	Note	Audited Year ended 30 June 2006 R'000	Audited Restated* Year ended 30 June 2005 R'000	% change
REVENUE		32 238 322	18 958 014	70
Operating income before depreciation		3 384 086	2 365 229	43
Depreciation		(637 541)	(423 767)	
Operating income after depreciation		2 746 545	1 941 462	41
Capital items	1	(88 356)	(10 441)	
Earnings before interest, income from investments, associated earnings and taxation		2 658 189	1 931 021	38
Net finance costs		(291 425)	(193 448)	
Dividend income		17 382	3 130	
Earnings before share of associates and taxation		2 384 146	1 740 703	37
Share of profit of associated companies		61 083	58 014	
Profit before taxation		2 445 229	1 798 717	36
Taxation		(427 712)	(213 332)	
Profit for the year		2 017 517	1 585 385	27
Attributable to				
Equity holders of the parent		1 953 376	1 544 998	26
Minority interest		64 141	40 387	
Profit for the year		2 017 517	1 585 385	27
Explanatory notes:				
Number of shares in issue ('000)		1 141 442	1 130 584	1
Weighted average number of shares in issue ('000)		1 133 345	1 128 054	
Attributable income (R'000)	2	1 880 694	1 544 998	22
Headline earnings (R'000)	4	1 959 352	1 557 109	26

Basic earnings per share (cents)	166	137	21
Headine earnings per share (cents)	173	138	25
Diluted earnings per share (cents)	164	134	22
Diluted headline earnings per share (cents)	171	135	27
Distribution per ordinary share	37,5	30	25
Average currency translation (rand : euro)	7,8196	7,9091	
Note 1: Capital items (R'000)			
Loss on disposal of businesses		(1 434)	
Closure costs	(54 095)	(9 270)	
Profit on disposal of businesses and investments	1 907		
(Loss)/profit on disposal of property, plant and equipment	(8 475)	37 503	
Negative goodwill released		1 434	
Impairments	(27 693)	(38 674)	
	(88 356)	(10 441)	
Note 2: Earnings attributable to ordinary shareholders (R'000)			
Earnings attributable to equity holders	1 953 376	1 544 998	
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(72 682)		
	1 880 694	1 544 998	
Note 3: Headline earnings calculation (R'000)			
Earnings attributable to equity holders	1 953 376	1 544 998	
Adjustment for:			
- Capital items	88 356	10 441	
- Taxation effects on capital items	(5 615)		
- Share of minorities on capital items	(4 083)		
-Loss on disposal of property, plant and equipment included in share of associate income		1 527	
- Impairment/amortisation of goodwill included in share of associate income		143	
Headline earnings for the year	2 032 034	1 557 109	
Note 4: Headline earnings attributable to ordinary shareholders (R'000)			
Headline earnings attributable to equity holders	2 032 034	1 557 109	
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(72 682)		
	1 959 352	1 557 109	

*Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2006

	Audited Year ended	Audited Restated* Year ended

	30 June 2006 R'000	30 June 2005 R'000
Operating profit before working capital changes	3 350 469	2 439 225
Net changes in working capital	(45 015)	(990 526)
Cash generated from operations	3 305 454	1 448 699
Net interest paid	(291 425)	(193 448)
Dividends and capital distribution paid	(411 833)	(333 076)
Dividends received	26 785	23 087
Taxation paid	(339 601)	(201 083)
Net cash inflow from operating activities	2 289 380	744 179
Net cash outflow from investing activities	(5 977 659)	(2 479 035)
Net cash inflow from financing activities	3 375 328	3 036 809
Net (decrease)/increase in cash and cash equivalents	(312 951)	1 301 953
Effects of exchange rate changes on cash and cash equivalents	352 913	(502)
Cash and cash equivalents at beginning of year	4 957 893	3 656 442
Cash and cash equivalents at end of year	4 997 855	4 957 893
Cash and cash equivalents can be reconciled to the balance sheet as follows:		
- Cash and cash equivalents above	4 997 855	4 957 893
- Overdrafts included in financing activities	(155 525)	(731 948)
Cash and cash equivalents per balance sheet	4 842 330	4 225 945

*Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations.

CONDENSED CONSOLIDATED BALANCE SHEET
at 30 June 2006

	Audited Year ended 30 June 2006 R'000	Audited Restated* Year ended 30 June 2005 R'000
ASSETS		
Non-current assets		
Property, plant and equipment, biological assets and intangible assets	13 358 558	8 908 511
Investments and loans	3 315 157	1 417 883
Deferred tax assets	529 741	466 047
	17 203 456	10 792 441
Current assets		
Accounts receivable, short-term loans and other current assets	6 261 127	5 859 569
Inventories	3 290 566	2 937 671
Cash and cash equivalents	4 842 330	4 225 945
	14 394 023	13 023 185
Total assets	31 597 479	23 815 626
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary share capital and reserves	10 872 655	8 187 472
Preference share capital	1 022 122	643 879
	11 894 777	8 831 351
Minority interest	814 998	882 750
Total equity	12 709 775	9 714 101
Non-current liabilities Deferred tax liabilities	1 284 184	927 188
Long-term liabilities and provisions	8 672 889	6 034 046
Long-term licence fee liability	88 655	143 894
	10 045 728	7 105 128
Current liabilities		
Net interest bearing liabilities	2 241 465	763 445
Accounts payable and provisions	6 600 511	6 232 952
	8 841 976	6 996 397
Total equity and liabilities	31 597 479	23 815 626
Net asset value per ordinary share (cents)	953	724

Gearing ratio (net)	30%	21%
Closing exchange rate - rand : euro	9,1600	8,0965

*Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations.

SEGMENTAL ANALYSIS

year ended 30 June 2006	Manufacturing R'000	Wholesale, retail and distribution R'000	Total R'000
Revenue	9 499 580	22 738 742	32 238 322
Income before interest, taxation and capital items, including share of associate companies' income, and excluding minority interests	1 457 952	1 281 452	2 739 404
Gross assets	17 496 521	14 364 242	31 860 763
Gross liabilities	(11 243 244)	(8 722 742)	(19 965 986)
Net assets	6 253 277	5 641 500	11 894 777

year ended 30 June 2005	Manufacturing R'000	Wholesale, retail and distribution R'000	Total R'000
Revenue	9 249 865	9 708 149	18 958 014
Income before interest, taxation and capital items including share of associate companies' income, and excluding minority interests ("segment results")	1 181 290	779 470	1 960 760
Gross assets	12 174 984	12 397 758	24 572 742
Gross liabilities	(6 549 399)	(9 191 992)	(15 741 391)
Net assets	5 625 585	3 205 766	8 831 351

GEOGRAPHICAL ANALYSIS

year ended 30 June 2006	Southern Africa R'000	European Community R'000	Pacific Rim R'000	Total R'000
Revenue	17 928 399	12 049 652	2 260 271	32 238 322
Income before interest, taxation, and capital items, including share of associate companies' income, and excluding minority interests	995 329	1 566 359	177 716	2 739 404
Gross assets	11 494 300	17 623 061	2 743 402	31 860 763
Gross liabilities	(8 477 363)	(10 254 487)	(1 234 136)	(19 965 986)
Net assets	3 016 937	7 368 574	1 509 266	11 894 777

year ended 30 June 2005	Southern Africa R'000	European Community R'000	Pacific Rim R'000	Total R'000
Revenue	9 958 051	6 616 334	2 383 629	18 958 014
Income before interest, taxation, and capital items including share of associate companies' income, and excluding minority interests	615 028	1 104 987	240 745	1 960 760
Gross assets	8 902 924	14 330 633	1 339 185	24 572 742
Gross liabilities	(6 868 993)	(8 300 970)	(571 428)	(15 741 391)
Net assets	2 033 931	6 029 663	767 757	8 831 351

SEGMENTAL ANALYSIS IN EURO '000

year ended 30 June 2006	Revenue 30 June 2006	Revenue 30 June 2005	% change

Manufacturing	1 214 842	1 169 522	4
Wholesale, retail and distribution	2 907 916	1 227 466	137
Total	4 122 758	2 396 988	72

	Segment results 30 June 2006	Segment results 30 June 2005	% change
Manufacturing	186 448	149 358	25
Wholesale, retail and distribution	163 877	98 554	66
Total	350 325	247 912	41

GEOGRAPHICAL ANALYSIS IN EURO '000
year ended 30 June 2006

	Revenue 30 June 2006	Revenue 30 June 2005	% change
Southern Africa	2 292 751	1 259 063	82
European Community	1 540 955	836 547	84
Pacific Rim	289 052	301 378	(4)
Total	4 122 758	2 396 988	72

	Segment results 30 June 2006	Segment results 30 June 2005	% change
Southern Africa	127 286	77 762	64
European Community	200 312	139 711	43
Pacific Rim	22 727	30 439	(25)
Total	350 325	247 912	41

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2006

	Ordinary share capital and premium R'000	Non-distributable reserves R'000	Distributable reserves R'000	Total ordinary shareholders' R'000
Balance at 30 June 2004 as restated*	3 161 878	158 131	3 151 060	6 471 069
Profit for the year			1 544 998	1 544 998
Restatement of available-for-sale financial assets to fair value		482		482
Investment reserves released to income		(3 638)		(3 638)
Exchange differences on consolidation of foreign subsidiaries		345 638		345 638
Share-based payment reserve		48 916		48 916
Dividends paid			(248 970)	(248 970)
Issue of share capital	28 977			28 977
Share of associate companies transferred to retained earnings		(133 356)	133 356	
Net increase on acquisition and disposal of subsidiaries				
Balance at 30 June 2005 as restated*	3 190 855	416 173	4 580 444	8 187 472
Profit for the year			1 953 376	1 953 376

Capital distribution		(340 225)		(340 225)
Preference dividend		(43 234)		(43 234)
Issue of share capital	162 695			162 695
Foreign currency translation reserve movement		665 706		665 706
Investment reserves released to income		(1 447)		(1 447)
Cash flow hedges		37 927		37 927
Actuarial gains		25 656		25 656
Share-based payment reserve		39 765		39 765
Convertible bond issue - equity portion		220 712		220 712
Transfer to contingency reserve		1 827	(2 394)	(567)
Minority transactions		(35 181)		(35 181)
Balance at 30 June 2006	3 013 325	1 371 138	6 488 192	10 872 655

*Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2006

	Preference share capital and premium R'000	Minority interest R'000	Total shareholders' equity R'000
Balance at 30 June 2004 as restated*		35 241	6 506 310
Profit for the year		40 387	1 585 385
Restatement of available-for-sale financial assets to fair value			482
Investment reserves released to income			(3 638)
Exchange differences on consolidation of foreign subsidiaries		835	346 473
Share-based payment reserve			48 916
Dividends paid			(248 970)
Issue of share capital	643 879		672 856
Share of associate companies transferred to retained earnings			
Net increase on acquisition and disposal of subsidiaries		806 287	806 287
Balance at 30 June 2005 as restated*	643 879	882 750	9 714 101
Profit for the			

year		64 141	2 017 517
Capital distribution		(27 833)	(368 058)
Preference dividend			(43 234)
Issue of share capital	378 243		540 938
Foreign currency translation reserve movement		(6 784)	658 922
Investment reserves released to income			(1 447)
Cash flow hedges			37 927
Actuarial gains		16 499	42 155
Share-based payment reserve			39 765
Convertible bond issue - equity portion			220 712
Transfer to contingency reserve		567	
Minority transactions		(114 342)	(149 523)
Balance at 30 June 2006	1 022 122	814 998	12 709 775

*Prior year figures have been restated to reflect the effects of the transition to IFRS, the consolidation of special-purpose entities, the adoption of SAICA circular 9/2006 and the reassessment of provisionally determined fair values of prior year business combinations.

NOTES

1. CHANGES IN ACCOUNTING POLICIES

The group is reporting under International Financial Reporting Standards (IFRS) for the first time for the year ended 30 June 2006, and accordingly, comparatives have been restated where required. The transition to IFRS has been accounted for in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards) with 1 July 2004 as the date of transition. The group also adopted SAICA circular 9/2006 retrospectively. The changes in accounting policies as a consequence of the transition to IFRS are described below.

2. SIGNIFICANT CHANGES TO THE GROUP'S ACCOUNTING POLICIES FOLLOWING ADOPTION OF IFRS AND IFRS 1 - FIRST-TIME ADOPTION ELECTION OF EXEMPTIONS

2.1 Business combinations

The group has elected, in terms of IFRS 1, to apply the requirements of IFRS 3 to all business combinations with effective dates on or after 1 April 2004. The classification and accounting treatment of business combinations with effective dates prior to 1 April 2004 have not been reconsidered, and previously reported goodwill has been included on the basis of its deemed cost.

2.2 Property, plant and equipment

IAS 16 - Property, Plant and Equipment ("IAS 16") differs in certain respects from the previous South African Generally Accepted Accounting Practice ("SA GAAP") equivalent, AC 123 - Property, plant and equipment ("AC 123"), applied by the group until 30 June 2005. IAS 16 requires an entity to measure the residual value of an item of property, plant and equipment as the amount the entity estimates it would receive currently for the asset as if the asset was already of the age and in the condition it is expected to be at the end of its useful life. The group has previously, under SA GAAP, accounted for residual values based on the approach adopted in terms of the requirements of AC 123.

Where components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Residual values and useful lives of all assets are reassessed annually. In addition, depreciation of an item of property, plant and equipment commences when it is available for use and ceases at the earlier of the date it is classified as held for sale or the date that it is derecognised.

The group has assessed the useful lives and residual values of all individual components of property, plant and equipment and adjusted the carrying value of those assets at the date of transition accordingly.

The adjustments to the residual values and useful lives of certain items of property, plant and equipment and the corresponding change in their carrying values at 1 July 2004 has also impacted depreciation charges subsequent to 1

July 2004.
The group has elected, in terms of IFRS 1, to measure certain items of property, plant and equipment at the transition date to IFRS at their respective fair values, and used those fair values as the deemed cost at that date. The group adjusted the carrying values of the individual items of property, plant and equipment for those specified items to which the exemption was applied. Changes in estimated decommissioning and restoration liabilities that occurred before the transition date to IFRS have also been adjusted at the transition date on a net basis, in accordance with the provisions of IFRIC 1 and the applicable exemptions under IFRS 1.

2.3 Share-based payment transactions

The fair value of share options under employee share incentive schemes and other equity instruments granted to group employees is recognised as an employee expense, with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which the employee becomes unconditionally entitled to the equity instruments. The fair value of the instruments granted is measured using generally accepted valuation techniques, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to performance conditions not being met. This accounting policy has been applied to all equity instruments granted after 7 November 2002 that had not yet vested at 1 January 2005. The fair value of share-based payments was not recognised under the group's previous accounting policies.

2.4 Black economic empowerment transactions

Share-based payments

The group is applying the scope of IFRS 2 - Share-based Payments, to include the group's Black economic ownership initiatives in accordance with international interpretations in this regard. Where goods or services are received from Black economic empowerment partners as consideration for equity instruments of the group, these transactions are accounted for in terms of IFRS 2. This accounting policy is applicable to equity instruments that had not yet vested by 1 January 2005, and thus had no application in the current period.

2.5 Foreign operations

The group has elected, in terms of IFRS 1, that cumulative foreign currency translation reserves in existence at the transition date, 1 July 2004, arising from the previous application of SA GAAP, have been recognised in retained income in determining the opening IFRS balance sheet at that date.

2.6 Designation of previously recognised financial instruments

The group has also elected, in terms of IFRS 1, to designate certain financial liabilities previously recognised at amortised cost to fair value through profit and loss. The rationale for the designation was to eliminate an accounting mismatch arising from measuring related assets and liabilities and recognising gains and losses on different bases.

2.7 Common control transactions - premia and discounts arising on subsequent purchases from or sales to minority interests in subsidiaries

Following the presentation of minority interests in equity, any increases and decreases in ownership interests in subsidiaries without a change in control, are recognised as equity transactions in the consolidated financial statements. Accordingly, any premia or discounts on subsequent purchases of equity instruments from or sales of equity instruments to minority interests are recognised directly in the equity of the parent shareholder.
Previously, premia on subsequent purchases of equity instruments from minorities were recognised as goodwill and premia or discounts on subsequent disposal of equity instruments to minorities were taken to income as a capital item in the income statement.

2.8 Earnings per share - cumulative preference shares

In order to calculate earnings per share, the after-tax amount of preference dividends for cumulative preference shares accrued for that period, whether or not declared, is deducted from profit attributable to equity holders in determining earnings per share. The amount of preference dividends for the period used to calculate earnings per share does not include the amount of any preference dividends for cumulative preference shares paid or declared during the current period, in respect of previous periods.

2.9 Capital items

Capital items are defined as items of income and expenditure relating to the acquisition, disposal or impairment of investments, businesses, property, plant and equipment and intangible assets, closure of businesses, as well as the impairment of goodwill.

3. RECONCILIATION BETWEEN IFRS, PREVIOUS SOUTH AFRICAN GENERALLY ACCEPTED ACCOUNTING PRACTICE AND OTHER RESTATEMENTS

3.1 SIC 12 - Transaction recognition criteria

In circumstances where equity in a subsidiary or associate company is disposed and serves as security for the funding of the proceeds receivable, the accounting recognition of the disposal of such shares in the group financial statements is deferred until the funding subject to the security of the equity sold has been fully repaid. In previous years, such transactions were recognised upon entering into the respective sale agreements. The comparative results and financial position have been restated accordingly.

3.2 SAICA circular 9/2006 - Transactions giving rise to adjustments to Revenue/Purchases

Previously, the group had accounted for certain rebates received and settlement discounts granted as income and expense in the income statement. In terms of Circular 9/2006 issued by the South African Institute of Chartered Accountants, these rebates received and settlement discounts granted need to be set off against turnover and cost of sales and, where applicable, estimated at the date the related asset is recognised and capitalised to cost of the asset. As a result, the revenue and cost of sales in the comparative financial statements have been restated to reflect the net turnover or cost of sale and, where applicable, the income recognised has been reversed against the cost of the asset and the depreciation charged for the prior year decreased.

The following reconciliations provide a quantification of the effect, after taxation, of the transition to IFRS:

Reconciliation of equity

	1 July 2004 R'000	30 June 2005 R'000
Equity previously recognised under SA GAAP	6 489 847	10 193 882
Retrospective application of previous SA GAAP accounting policy changes and restatements		(366 373)
Black Economic Empowerment minorities in subsidiary eliminated pending derecognition criteria		(31 983)
Impairment losses adjusted for		(16 408)
Cash discounts, rebates and extended payment terms		(2 081)
Derecognition of minorities on consolidation of BEE entity		(315 901)
Adjustment upon adoption of IFRS	16 463	(113 408)
Business combinations adjusted retrospective to 1 April 2004 - IFRS 3/IFRS 1	66 617	(97 925)
Property, plant and equipment - IAS 16/IFRS 1	(54 516)	(28 768)
Share-based payments - IFRS 2/IFRS 1	4 362	13 641
Re-designation of financial instruments to fair value through income statement - IAS 39/IFRS 1		(356)
Equity reported under IFRS	6 506 310	9 714 101

Reconciliation of profit for the period ended 30 June 2005

	30 June 2005 R'000
Profit for the period attributable to equity holders of the parent previously reported under SA GAAP	1 591 555
Retrospective application of previous SA GAAP accounting policy changes and restatements	(26 203)
Impairment losses adjusted for	(16 408)
Cash discounts, rebates and extended payment terms	(2 081)
Derecognition of minorities on consolidation of BEE equity	(7 714)
Adjustment upon adoption of IFRS	(20 354)
Business combinations adjusted retrospective to 1 April 2004 - IFRS 3/IFRS 1	1 404
Property, plant and equipment - IAS 16/IFRS 1	11 817
Share based payments - IFRS 2/IFRS 1	(33 164)
Re-designation of financial instruments to fair value through income statement - IAS 39/IFRS 1	(411)
Profit for the period attributable to equity holders of the parent previously reported under IFRS	1 544 998

The prior year restatements reduced basic earnings per share as previously reported from 141 cents to 137 cents per share.

4. Financial statements

This set of summarised consolidated financial statements are presented in compliance with IAS 34 - Interim Financial Reporting. The consolidated financial statements for the year have been audited by Deloitte & Touche and their accompanying unmodified audit report as well as their unmodified audit report on this set of summarised financial information is available for inspection at the company's registered office. Full details of the group's business combinations for the year, additions and disposals of property, plant and equipment as well as commitments and contingencies are included in the group's consolidated financial statements.

COMMENTARY

REVIEW OF RESULTS

The group's strategic positioning of its operations globally has yet again delivered the desired result. The business model of geographically spread operations and accompanying strategies of supply chain participation through vertical integration is the platform from which sustainable growth is being delivered. The group's manufacturing and sourcing operations benefited from its investment in an expanded retail base. Despite challenging market conditions outside South Africa, the extension of the group's retail distribution base is poised to deliver sustainable benefits in the future.

Trading conditions in Continental Europe remain competitive, notwithstanding moderate signs of recovery. The consolidation trend in these markets continues and the group is well-positioned to exploit these through market coverage in terms of variety of product and price points, as well as sourcing networks. The investments in developing and acquiring brands have benefited both the group and its strategic retail partners via exclusivity agreements. The Polish and Hungarian operations performed well. The Benelux region, through its accelerated rollout of the Henders & Hazel concept, has shown a satisfying improvement in profitability towards the latter part of the financial year. It is anticipated that this concept will enable the Benelux operations to continue to grow under this new business model, which should contribute to improved performance in the years ahead.

In addition to growth in existing markets, the group continues to pursue and secure new markets. In the year under review the group secured new sustainable supply agreements in Scandinavia, France and the Far East as a result of its geographic reach and position as a preferred supplier to leading retailers in those markets.

In the United Kingdom ("UK"), the group should continue to benefit from its investment in Homestyle. Despite difficult trading conditions but following decisive restructuring actions, Homestyle is now well positioned to grow. Its operating profitability already improved in the last six months of the financial year. The commercial relationship with Steinhoff, as a significant supplier to Homestyle, has exceeded initial expectations and benefited the group through incremental business gained from this retail distribution base. Steinhoff's UK manufacturing businesses delivered a strong performance and are well positioned for significant growth.

Consumer confidence and spending patterns in the Pacific Rim region were subdued, with the furniture retail market in Australia and New Zealand remaining static during the year under review. Focused re-branding initiatives, the development and store rollouts of the new brand, BayLeatherRepublic, and store format conversions, are showing signs of improved performance. The International Sourcing division in China continued to perform well, and is rapidly becoming a key contributor to the continued success of the divisions it serves within the group.

South Africa's household goods sector continued to experience strong demand and Steinhoff Africa's Furniture division performed particularly well due to its positioning to take advantage of increased consumer spending and a wider consumer base. The increases in fuel prices and the continued high consumer spending and its accompanying inflationary impact has resulted in interest rate hikes. This may cause a slowdown in the buoyant market conditions which prevailed in respect of household goods. In order to address these effects, actions have been implemented in all of the southern African operations to remain competitive, whilst maintaining profitable growth. PG Bison, once again delivered record results. All Steinhoff's Timber interests have now been rebranded under the successful PG Bison brand. This resulted in an expanded integrated value chain, stretching from the plantations to value-added products supplied directly to the end consumer. The Raw Material division experienced tough trading conditions as a result of import competition. The Textile division was repositioned during the year to improve future contribution.

The consistently sound operating performance delivered by Unitrans, vindicates the group's investment therein.
The average exchange rate used for converting euro income and expenditure to ZAR was R7,8196 : 1 euro compared to R7,9091 : 1 euro in respect of the previous financial year.
Performance
The group's revenues increased by 70% from R18 958 million to R32 238 million. A substantial portion of this increase was attributable to the first-time consolidation of the full-year results of Unitrans (2005: 6 months) and Homestyle, that became subsidiaries with effect from January 2005 and July 2005, respectively.
The group generated 46% (2005: 52%) of its revenues in currencies other than South African rand, principally euro, pound sterling and Australian dollar. The impact of the inclusion of Homestyle as a subsidiary on the proportionate contribution of foreign currency-denominated revenue, was reduced by the full-year inclusion of Unitrans. However, if Unitrans' motor retail business is excluded, the foreign currency-denominated revenue of the group comprises 67% (2005: 67%). The actual foreign revenue achieved in currencies other than South African rand, denominated in euro, increased by 61% from euro 1 138 million to euro 1 830 million.
Headline earnings attributable to ordinary shareholders increased by 26% from R1 557 million in the year ended 30 June 2005 to R1 959 million.
Headline earnings per ordinary share increased by 25% to 173 cents (2005: 138 cents) with basic earnings per ordinary share improving 21% to 166 cents (2005: 137 cents). The weighted average number of ordinary shares in issue was 1 133,3 million (2005: 1 128,1 million).
Ordinary shareholders' funds at 30 June 2006 amounted to R10 873 million (30 June 2005: R8 187 million). The return on average ordinary shareholders' funds was stable at 21%. The net asset value per ordinary share grew to 953 cents from 724 cents per share as at 30 June 2005. This increase is stated after accounting for the equity portion of R221 million of the convertible bond referred to under Corporate Activity.
The group's cash flow from operations was R3 305 million (2005: R1 449 million). Cash generation is calculated after taking account of the net increase in working capital of R45 million (2005: R991 million). Net cash flow from operating activities (as adjusted for dividends and capital distributions paid) is 237 cents per share (2005: 95 cents per share) and exceeded headline earnings per share at 173 cents, confirming the group's quality of earnings. Positive cash generation was achieved through good working capital management, containing inventory and debtor levels, notwithstanding the substantial increase in activity levels.
The group's operating margin decreased, as expected, to 11,3% (2005: 12,5%) excluding, for comparative purposes, the lower margins of the motor retail business of Unitrans. The decreased margin is attributable to the inclusion of Homestyle and the retail operations in the Pacific Rim, which, collectively, as a result of continued tough trading conditions in the UK and Australasia, made a lower proportionate contribution to group operating profits. The continued improvement and growth in the retail trading results is anticipated to impact favourably on margins. The group continues to benefit from improved efficiencies throughout the supply chain and the group's favourable terms of supply of finished products for resale. Margins should also improve once the current process of integrating and rationalising activities in the Pacific Rim, notably in respect of the logistics function, have been completed.
Net finance expense for the year rose to R291 million (2005: R193 million) in line with the expanded group operations and the funding costs incurred on the acquisition of Homestyle, and the bank facilities assumed with the acquisition of Steinhoff Asia Pacific in January 2006.
At 30 June 2006, Steinhoff had net interest-bearing debt of R3 566 million (30 June 2005: R1 894 million) resulting in a debt: equity ratio of 30% (30 June 2005: 21%), well within the group's targeted debt : equity range. The group's permanent capital base was strengthened by the net proceeds of R378 million from the issue of perpetual preference shares.
The group's taxation charge increased to R428 million (2005: R213 million). The resultant higher average tax rate was attributable mainly to Unitrans' higher tax rate and Homestyle's tax losses. Given the prospects of Homestyle and likely further favourable tax incentives in respect of exports from Eastern Europe, management remains satisfied with a favourable sustainable average tax rate of 15% anticipated for the 2007 financial year.
The wholesale, distribution and retail segment of the business now comprises 71% (2005: 51%) of Steinhoff's group revenues and it is anticipated that this segment will be further expanded to facilitate increased participation through

additional added value segments of the supply chain.

Corporate activity

In addition to the corporate transactions detailed in Steinhoff's interim results announcement (8 March 2006), and those concluded by Unitrans and reported on in its own results announcement (23 August 2006), the group concluded the following corporate transactions during the year under review:

- with effect from January 2006 Steinhoff, through one of its European subsidiaries, acquired the remaining issued ordinary share capital held by the management in the retail operations conducted through Steinhoff Asia Pacific (Pty) Limited (formerly Bravoscar Nominees (Pty) Limited) in Australia and New Zealand. The purchase consideration was settled by the assumption of debt in Steinhoff Asia Pacific and the issue of Steinhoff shares, which are subject to certain "lock-in" arrangements with the management concerned;
- on 30 June 2006 Steinhoff issued a seven-year rand-denominated convertible bond ("the Bond") to raise R1,5 billion (before expenses). The Bond bears interest six-monthly at a fixed rate of 5,7% p.a. and is convertible into 54,74 million Steinhoff ordinary shares at an issue price of 2 740 cents per share (representing a conversion premium of 32,5% to the prevailing underlying share price at the date of pricing). The Bond was issued exclusively to international investors and is listed on the Singapore Stock Exchange. The net proceeds from the Bond are earmarked for investment in the North-Eastern Cape Forestry project ("NECF") which is currently being developed by PG Bison at an estimated cost of R1,5 billion;
- during the year Steinhoff continued to participate in the funding the expansions in the European Community of Poco International, it's strategic retail partner in that region; and
- Steinhoff Investment Holdings Limited issued a further tranche of variable rate, cumulative, non-redeemable, non-participating preference shares.

Outlook

The restructuring of Homestyle continues. It will provide a sound base from which its turnaround in the latter half of the year under review is expected to continue to deliver substantial growth in operating profits. As a result, the balance of the group's operations in the UK, Eastern Europe and Pacific Rim also stand to further benefit from their trading relationships with Homestyle.

In the German region, the group continues to grow through its existing brand and product strategy, and relationships with major retailers, mail order companies and buying groups. The new Esprit product range has been successful with 120 studios already opened, and further rollout planned. The group continues to investigate opportunities for brand expansion, through own brand development and acquisitions. The German economy is showing moderate signs of recovery and increased consumer confidence. The level of order books in respect of the group's main product categories and new ranges is growing. The successful Henders & Hazel store-in-store concept of our Benelux operations is being extended to other European destinations.

Steinhoff International Sourcing in China will increasingly contribute to the success of the divisions it serves, in particular the UK region, Australasia, the German region and South Africa. The sourcing base is being expanded to increase the group's supplier base. Initiatives are well advanced to improve the logistics and distribution function to provide a more efficient service to the group. In respect of Australia, project "Renew" (the repositioning of the existing Freedom brand) and new store openings under the BayLeatherRepublic brand, all bode well for improved performance in the current financial year and thereafter.

The South African retail sector is expected to become more competitive as a result of the macro-economic factors impacting on consumer confidence and disposable income. The combination of the timber interests and their rebranding under PG Bison is expected to deliver sustained growth in the years to come. PG Bison's NECF particleboard project is well under way and is expected to be commissioned in January 2008, which will add capacity of 1 000 m3 of particle board per day. This will further strengthen and improve PG Bison's competitive position in respect of import replacement and the anticipated continued high level of demand in the structural industry.

The acquisition by Unitrans of Concorde Logistics and TechXpress provides a base for Unitrans' international expansion, and these acquisitions will assist in exploiting synergies within the larger Steinhoff group. It is anticipated that Unitrans will deliver a satisfactory performance in the current financial year.

Management expects to achieve growth in headline earnings from continuing operations for the current financial year.

On behalf of the board of directors

BE Steinhoff	MJ Jooste
Executive chairman	Chief executive officer

11 September 2006

Distribution from share premium account

Notice is hereby given that, in accordance with the authority granted to the directors of the company in terms of Article 56A of the company's articles of association and the resolution passed at the annual general meeting of the company held on 25 November 2005, a cash distribution from share premium (in lieu of a dividend) of 37,5 cents per share (2005: 30 cents per share) has been declared and is payable to shareholders recorded in the books of the company at the close of business on Friday, 10 November 2006 ("the capital distribution").

The salient dates of this distribution are:

	2006
Last date to trade cum capital distribution	Friday, 3 November
Shares trade ex capital distribution	Monday, 6 November
Record date	Friday, 10 November
Payment date	Monday, 13 November

On Monday, 13 November 2006, the capital distribution will be electronically transferred to the bank accounts of certificated shareholders who utilise this facility. In all other instances of certificated holders, cheques dated 13 November 2006 will be posted on or about that date. Shareholders who have dematerialised their shares will have their accounts credited on 13 November 2006.

In terms of the Companies Act, the directors confirm that, after the payment of the capital distribution, the company will be able to pay its debts as they become due in the ordinary course of business and its consolidated assets, fairly valued, will exceed its consolidated liabilities.

Annual report

The annual report will be mailed to shareholders in due course. The annual general meeting is scheduled to take place on Monday, 4 December 2006, at the registered office of the company, at 08:00.

By order of the board

SJ Grobler

Company secretary

11 September 2006

For more detail on the group's listed investments, shareholders are referred to the following results announcements and financial information:

- Unitrans Limited - 23 August 2006	www.unitrans.co.za
- Homestyle Group plc - 31 August 2006	www.homestylegroup.com
- Amalgamated Appliance Holdings Limited - 22 August 2006	www.amap.co.za
- KAP International Holdings Limited - 11 September 2006	www.kapinternational.com

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1954/001893/06)

(JSE code: SHFF)

(ISIN: ZAE000068367)

("Steinhoff Investments")

Steinhoff Investments is a wholly owned subsidiary of Steinhoff International Holdings Limited (Steinhoff) except for the variable rate, cumulative, non-redeemable, non-participating preference shares with a par value of 0,1 cent each in the capital of Steinhoff Investments, issued at a premium of R99,99 per share (the preference shares). Steinhoff Investments holds the entire issued share capital in the group's two principal subsidiaries, Steinhoff M¦bel Holdings Alpha GmbH and Steinhoff Africa Holdings (Proprietary) Limited.

Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

Declaration of dividend number 2 to preference shareholders

The board of Steinhoff Investments has resolved to declare a dividend of 392 cents per preference share in respect of the period from 1 January 2006 up to and including 30 June 2006 (the dividend period), payable on Monday, 23 October 2006, to those preference shareholders recorded in the books of the company at the close of business on Friday, 20 October 2006. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).

The dividend is payable in the currency of South Africa.

Last date to trade cum dividend   Friday, 13 October 2006

Shares trade ex dividend   Monday, 16 October 2006

Record date   Friday, 20 October 2006

Payment date   Monday, 23 October 2006

No dematerialisation or rematerialisation of preference shares may take place between Monday, 16 October 2006 and Friday, 20 October 2006, both dates inclusive.
On Monday, 23 October 2006, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. In all other instances of certificated holders, if any, cheques dated 23 October 2006 will be posted on or about that date. Preference shareholders who have dematerialised their shares will have their accounts credited on Monday, 23 October 2006.
On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

11 September 2006
OTHER NOTES
1. CORPORATE GOVERNANCE
Steinhoff has embraced the recommendations of King II on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.
2. DIRECTORATE
During the year under review the composition of our board has had certain changes and the board has resolved that the board's committees (save for Exco) effective from date of this announcement, will only comprise non-executive directors. Changes which occurred during the period under review related to the resignation from the group of RH Walker and the appointment of IM Topping, managing director of Steinhoff's UK operations, to the board. In addition JNS du Plessis was reclassified from non-executive to executive and now acts as alternate director, and the board was further strengthened with the appointment of HJK Ferreira and SJ Grobler as alternate directors.
3. SOCIAL RESPONSIBILITY
Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious of the needs in this regard. A number of social responsibility projects are continuing. A good working relationship is maintained with the relevant unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.
Plans continue in terms of initiatives embarked upon that contribute to broader skills development and sourcing appropriately qualified staff on an ongoing basis.
4. RELATED-PARTY TRANSACTIONS
The company entered into various related-party transactions. These transactions are no less favourable than those arranged with third parties.
5. SUBSEQUENT EVENTS
No significant events have occurred in the period between the reporting date and the date of this report.
ADMINISTRATION
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
("Steinhoff" or "the company" or "the group")
Registered office
28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel +27 (11) 445 3000 Fax +27 (11) 445 3099
Transfer secretaries
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital Limited
Directors: BE Steinhoff* (chairman), MJ Jooste (chief executive officer), DE Ackerman, CE Daun*, KJ Grov , D Konar, JF Mouton, FJ Nel, FA Sonn, NW Steinhoff*, IM Topping#, DM van der Merwe, JHN van der Merwe.
Alternate directors: JNS du Plessis, HJK Ferreira, SJ Grobler
#British *German Non-executive
www.steinhoffinternational.com
To view results on mobile - www.steinhoff.mobi
Date: 11/09/2006 04:49:52 PM Produced by the JSE SENS Department



